SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL closes September with a load factor of 75.3% and a 25.8% year-on-year increase in demand on its route network

Yields also move up over September 2009, improving the Company’s operating indicators

São Paulo, October 06, 2010 – GOL Linhas Aéreas Inteligentes S.A.(BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, recorded a 25.8% demand year-on-year increase in its route network in September, led by the 55.0% upturn in international demand.

Demand

In September 2010, demand on the Company’s route network climbed by 25.8% over September 2010 and by 1.3% over the previous month.

Demand on the domestic market increased by 22.5% year-on-year. This sustainable growth was chiefly driven by: (i) the combined effect of the improved economic scenario in Brazil and South America; (ii) dynamic fare management, encouraging demand from leisure travelers booking their trips in advance; (iii) a focus on short-haul flights (around 95% of GOL’s flights last for less than three hours); (iv) increased productivity (aircraft utilization rate of around 13 block-hours per day, versus 12 block-hours in September 2009); (v) the revitalization of the SMILES mileage program, which currently has more than seven million members; and (vi) the four-day holiday which fueled leisure trips (in 2009 the September 7th holiday lasted for only three days).

In comparison with August 2010, demand grew by 2.1%. However, if we consider average RPK (revenue passenger kilometers) per day, in order to offset the difference between the number of days in each month (30 in September and 31 in August), the upturn came to 5.5%, driven by the same factors that affected the year-on-year variation.

Operating Data	September 2010 *	September 2009 *	% Chg. (YoY)	August 2010 *	% Chg. (MoM)
Total System
ASK (mm) (1)	3,650.8	3,289,7	11.0%	3,884.6	-6.0%
RPK (mm) (2)	2,748.4	2,184.6	25.8%	2,713.5	1.3%
Load Factor (3)	75.3%	66.4%	8.9 p.p.	69.9%	5.4 p.p.
Domestic Market
ASK (mm) (1)	3,177.1	2,922.1	8.7%	3,367.0	-5.6%
RPK (mm) (2)	2,404.2	1,962.6	22.5%	2,355.0	2.1%
Load Factor (3)	75.7%	67.2%	8.5 p.p.	69.9%	5.7 p.p.
International Market
ASK (mm) (1)	473.7	367.5	28.9%	517.6	-8.5%
RPK (mm) (2)	344.2	222.0	55.0%	358.5	-4.0%
Load Factor (3)	72.7%	60.4%	12.2 p.p.	69.3%	3.4 p.p.

( * ) September 2010 - preliminary figures; September 2009 and August 2010 ANAC figures.

Demand on the Company’s GOL’s international route network grew by 55.0% year-on-year, chiefly due to the continuous recovery of the Latin American economy, exemplified by especially heavy demand for GOL flights to Argentina, Chile and Uruguay. Demand in the Southern Cone was also fueled by: (i) the fact that demand in September 2009 was jeopardized by the impact of the  H1N1 flu outbreak; (ii) the launch of new VARIG routes to the Caribbean, boosting international demand; (iii) the use of 767-300 aircraft for international charter flights; and (iv) the appreciation of the Brazilian real against the U.S. dollar, favoring tourism in the Southern Cone and the Caribbean. In comparison with the previous month, there was a reduction of 4% due to the difference in the number of calendar days between August and September. If the number of days had been the same, the decline would have been only 0.8%.

Supply

In line with its disciplined strategy of ensuring that the increase in supply growth lags the upturn in demand, GOL recorded a year-on-year capacity upturn of 11.0% (8.9% on the domestic market and 28.9% on the international market) due to: (I) the maintenance of a longer average flight stage; (ii) high productivity, with an aircraft utilization rate of around 13.0 block hours per day, versus close to 12 in September 2009; and (iii) conclusion of the fleet renewal program in 2Q10, replacing Boeing 737-300 aircraft with 737-700/800s, which have more seats.

Supply recorded a decline over the month before due to the seasonal reduction in flights with longer stages, particularly in the international market, as a result of fewer charter flights, and the difference in the number of calendar days between August and September (using the same comparative base, the reduction would have been 3%).

Load Factor and Yield

As a result of the factors mentioned above, the total load factor in September 2010 came to 75.3% (up 8.9 p.p. year-on-year and 5.4 p.p. over the previous month).Yield was close to R$18.00 cents (R$), approximately 4% more than in the same month last year, and revenue per passenger increased by more than 10% due to the higher load factor.

The lower yields in September are seasonal and expected to gradually recover until the end of the year, in line with GOL’s estimates of stable average yields in 2010 over 2009.

Operating Data	3Q10	3Q09	% Chg %	2Q10	% Chg
Total System - Quarter
ASK (mm) (1)	11,595.0	10,212.7	13.5%	11,053.7	4.9%
RPK (mm) (2)	8,265.8	6,705.8	23.3%	6,758.6	22.3%
Load Factor (3)	71.3%	65.7%	5.6 p.p.	61.1%	10.1 p.p.

(*) September 2010 - preliminary figures; September 2009 and August 2010 ANAC figures.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 52 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 06, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.